Mail Stop 3561

June 7, 2006

Mr. Michael J. Swenson
President and Chief Executive Officer
Northern States Power Company
P.O. Box 8
Eau Claire, WI 54702

> **Re:** **Northern States Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 1-03140**

Dear Mr. Swenson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief